



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022071

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 51845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inviva Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Distillery Commons, Suite 300
(No. and Street)

Louisville (City) Kentucky (State) 40206-1913 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward J. O'Brien, IV CFO/Fin Op 502-523-4956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

787 Seventh Avenue (Address) New York (City) NY (State) 10019 (Zip Code)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH 4/2/2002

OATH OR AFFIRMATION

I, Edward J. O'Brien, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inviva Securities Corp., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none.

[signature]
Signature

C.F.O./Fin Op
Title

[signature]
Notary Public

Kentucky State at Large
my commission expires 3/14/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

(SEC I.D. No.8-51845)

Year ended December 31, 2001

With Report and Supplementary Report of Independent Auditors

Inviva Securities Corporation

(A wholly-owned subsidiary of Inviva, Inc.)

Financial Statements
and Supplemental Information

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
Inviva Securities Corporation

We have audited the accompanying statement of financial condition of Inviva Securities Corporation (the "Company"), (a wholly-owned subsidiary of Inviva, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the periods from January 1, 2001 through October 17, 2001 and October 18, 2001 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company at December 31, 2001, and the results of its operations and its cash flows for the periods from January 1, 2001 through October 17, 2001 and October 18, 2001 through December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 26, 2002

Inviva Securities Corporation

(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 25,253
Goodwill, net	19,889
Securities owned	3,300
Prepaid expenses	1,563
Total assets	$50,005
Liabilities	
Due to former shareholder	$ 3,300
Total liabilities	3,300
Stockholder equity	
Capital stock:	
Class B—$.001 par value, 100,000 shares authorized, 2000 shares issued and 750 shares outstanding	1
Additional paid-in capital	52,287
Retained deficit	(5,583)
Total stockholder equity	46,705
Total liabilities and stockholder equity	$50,005

See notes to financial statements.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Operations

	For the period January 1, 2001 through October 17, 2001	For the period October 18, 2001 through December 31, 2001
Revenue		
Commissions	$ 63	$ –
Interest income	6,679	–
Other	3,350	–
Total revenue	10,092	–
Expenses		
Brokerage and clearing	952	–
Compensation and benefits	819	–
Pricing service	1,414	–
Regulatory expenses	3,465	4,962
General and administrative expenses	72,416	621
Total expenses	79,066	5,583
Net loss	$ (68,974)	$ (5,583)

See notes to financial statements.

Inviva Securities Corporation

(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Changes in Stockholder's Equity

	Class A Common Shares	Class B Common Shares	Class A and B Common Par Value	Class A Common Shares	Class B Common Shares	Additional Paid in Capital	Retained Deficit	Total Stockholder's Equity
For the period from January 1, 2001 through October 17, 2001								
Balance, January 1, 2001	2,500	2,000	$.001	$ 3	$ 2	$ 590,178	$(280,718)	$ 309,465
Redemption of class A common shares	(2,500)		.001	(3)		(248)	–	(251)
Redemption of class B common shares		(1,250)	.001		(1)	(123)	–	(124)
Return of capital to shareholder						(229,528)		(229,528)
Net loss							(68,974)	(68,974)
Balance, October 17, 2001	–	750	.001	–	1	360,279	(349,692)	10,588
For the period from October 18, 2001 through December 31, 2001								
Balance, October 18, 2001	–	750	.001	–	1	27,287		27,288
Capital contribution from parent						25,000		25,000
Net loss							(5,583)	(5,583)
Balance, December 31, 2001	–	750	$.001	$ –	$ 1	$ 52,287	$ (5,583)	$ 46,705

See notes to financial statements.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Cash Flows

	For the period January 1, 2001 through October 17, 2001	For the period October 18, 2001 through December 31, 2001
Cash flows from operating activities		
Net loss	$ (68,974)	$ (5,583)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,428	111
Changes in assets and liabilities:		
Employee receivables	542	–
Prepaid expenses	221	(275)
Other long term assets	15,158	–
Accounts Payable	(6,257)	–
Net cash used in operating activities	(55,882)	(5,747)
Cash flows from financing activities		
Redemption of shares	(375)	–
Capital contribution from parent	–	25,000
Return of capital to shareholders	(229,528)	–
Net cash provided (used) by financing activities	(229,903)	25,000
Net increase (decrease) in cash	(285,785)	19,253
Cash, beginning of period	291,785	6,000
Cash, end of period	$ 6,000	$ 25,253

Supplemental disclosure of cash flow information:
The Company did not have any cash disbursements for interest or taxes for the period from January 1, 2001 through October 17, 2001 or for the period from October 18, 2001 through December 31, 2001.

See notes to financial statements.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Notes to Financial Statements

December 31, 2001

1. Nature of Business and Basis of Accounting

Inviva Securities Corporation (the "Company") is a wholly owned subsidiary of Inviva, Inc. ("Inviva"). The Company is a statutory underwriter for the issuance of variable annuity contracts for the American Life Insurance Company of New York ("ALICNY"), an affiliated company, which is also wholly owned by Inviva.

On October 17, 2001, Inviva acquired all of the outstanding stock of Concorde Investment Group, Inc, ("CIG"), pursuant to an April 30, 2001 purchase agreement between Inviva, CIG and CIG's five shareholders (the "Purchase"). Inviva purchased, for $27,288, all of the outstanding shares of CIG from CIG's remaining shareholder. Subsequent to the acquisition, CIG's name was changed to Inviva Securities Corporation. The Company's membership in the National Association of Securities Dealers ("NASD") was reaffirmed after the acquisition.

The acquisition was accounted for as a purchase and all assets and liabilities acquired were recorded at fair value (which approximated carrying value) and the excess of the purchase price over the fair value of net assets was recorded as goodwill. Inviva elected to "push down" its basis of accounting to reflect the cost in the Company's financial statements. Accordingly, effective October 18, 2001, the Company established a new basis of accounting to reflect the fair values and goodwill. The goodwill of $20,000, was amortized over thirty years during the period from October 18, 2001 through December 31, 2001. Beginning January 1, 2002 the goodwill will no longer be amortized but reviewed for impairment (see Note 2 - Goodwill).

CIG was incorporated in Delaware in February 1999. CIG was initially approved as a member of the NASD on November 4, 1999. Prior to October 17, 2001, CIG received permission from the NASD to return the excess paid in capital to CIG's shareholders. On May 1, 2001, the outstanding stock of four of the shareholders was repurchased by CIG for $375 and the stock was retired. In February and October 2001, CIG distributed $105,000 and $124,528, respectively to its remaining shareholder.

1. Nature of Business and Basis of Accounting (continued)

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

2. Summary of Significant Accounting Policies

Securities Owned

Securities owned consists of 300 shares of NASDAQ common stock which was acquired through a private placement, which do not have a public market, and are recorded at fair value that was determined based on cost. Upon conclusion of NASDAQ private equity offering, the Company agrees to transfer the 300 shares of NASDAQ common stock to former shareholder.

Prepaid Expenses

Prepaid expenses consist primarily of expense deposits and corporate insurance. General and administrative expenses subsequent to the acquisition date relate primarily to the amortization of the prepaid assets acquired with the purchase.

Goodwill

Goodwill represents the excess of the purchase price over the net assets acquired. Goodwill was amortized using the straight-line method over a thirty-year period; $111 was amortized in 2001. As of December 31, 2001 there were no impairments. Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and other Intangible Assets". Under SFAS 142, goodwill is no longer amortized but reviewed for impairment annually, or more frequently if impairment indicators arise.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company plans to join in filing a consolidated federal income tax return with certain affiliates. Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Capital Stock

Prior to the acquisition by Inviva, CIG had two classes of common stock outstanding. Class A shareholders were entitled to ten votes per share, while Class B shareholders were entitled to one vote per share. After the acquisition Class B shares are the only issued and outstanding shares. The Class A shares were all redeemed and terminated from GIC shareholders prior to the acquisition.

Concentration of Credit Risk

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation (FDIC) insures the balances up to $100,000. It is unlikely the Company will have balances in excess of FDIC limits.

Revenue

For the period from January 1, 2001 through October 17, 2001 CIG recorded commission revenues when earned. For the period from October 18, 2001 through December 31,2001 the Company only provided services to related parties for which it did not earn revenue (see Note 5 - Related Party Transactions). Interest income is recorded when earned.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Statement of Cash Flows

The January 1, 2001 cash balance on the statement of cash flows includes cash equivalents, which are short-term highly liquid securities with maturities of three months or less from the date of purchase.

3. Income Taxes

At December 31, 2001, the Company had unused net operating losses for income tax purposes. It is estimated that this loss carry forward will generate future tax benefits, but the realization of such benefits is dependent on generating sufficient taxable income before the expiration of the loss carry forward. As a result, the Company has recorded a full valuation allowance against this deferred tax asset.

	Federal	State	Total
Net operating loss:			
Expires 2019	$ 51,665	$ 51,665	
Expires 2020	225,996	225,996	
Expires 2021	74,106	74,106	
Estimated effective tax rate	34%	6%	
Deferred tax asset	119,601	21,106	$140,707
Valuation allowance	(119,601)	(21,106)	(140,707)
Net deferred tax asset	$ –	$ –	$ –

4. Commitments

Prior to the acquisition by Inviva, CIG terminated its office space sublease. Rent expense for the period from January 1, 2001 through October 17, 2001 was $27,948, including lease termination costs.

Also prior to the acquisition by Inviva, CIG terminated certain operating leases for office equipment. Lease expense for this equipment for the period from January 1, 2001 through October 17, 2001 was $5,792, including lease termination costs.

The Company has no future commitments as of December 31, 2001.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Notes to Financial Statements (continued)

5. Related Party Transactions

Beginning October 18, 2001, Inviva, Inc. began providing administrative services to the Company and the Company began providing broker dealer services to ALICNY. For the period from October 18, 2001 through December 31, 2001 the services provided were limited and neither Inviva or the Company charged its affiliate for these services.

There are no intercompany balances at December 31, 2001 between the Company and its affiliates.

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. Prior to the sale, the Company, was a full purpose broker-dealer carrying customer accounts. The minimum net capital required was $250,000. In anticipation of the sale, the Company received permission by the NASD to become a limited purpose broker dealer, thereby reducing the minimum net capital required from $250,000 to $5,000. December 31, 2001, the Company had net capital of $21,953, which was $16,953 in excess of required net capital of $5,000.

Inviva will provide the necessary capital to ensure the Company continues to meet its net capital requirements.

Supplemental Information

Inviva Securities Corporation

(A wholly-owned subsidiary of Inviva, Inc.)

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Year ended December 31, 2001

Computation of Net Capital		
Total stockholder's equity		$46,705
Less—nonallowable assets:		
Non marketable Securities owned	$ 3,300	
Goodwill, net	19,889	
Prepaid expense	1,563	
Total nonallowable assets		24,752
Net Capital		$21,953
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness as defined, or $5,000)		$ 5,000
Excess net capital		$16,953
Aggregate indebtedness calculation		
Total liabilities		$ 3,300
Total aggregate indebtedness		$ 3,300
Ratio of aggregate indebtedness to net capital		15.03%

Inviva Securities Corporation

(A wholly-owned subsidiary of Inviva, Inc.)

A Reconciliation Between the Audited Computation of Net Capital and the Company's Unaudited Focus Filing

December 31, 2001

There were no material differences between the audited computation of Net Capital included in this report and the amount presented in the Company's December 31, 2001 Part IIA FOCUS filing, as amended on March 25, 2002.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the Securities and Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Auditors

Ernst & Young

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors On Internal Control Required by SEC Rule 17a-5

The Board of Directors of
Inviva Securities Corporation

In planning and performing our audit of the financial statements of Inviva Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's criteria.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 26, 2002